UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

KOS PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

PARTHENON ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

ABBOTT LABORATORIES

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value

(Title of Class of Securities)

500648100

(CUSIP Number of Class of Securities)

Laura J. Schumacher
Senior Vice President, Secretary and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6020
(847) 937-5726

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Catherine J. Dargan

Covington & Burling LLP

1201 Pennsylvania Avenue, NW

Washington, D.C. 20004

(202) 662-5567

Transaction Valuation(1)	CALCULATION OF FILING FEE	Amount of Filing Fee(2)
$3,715,206,456		$397,527

(1) Estimated for purposes of calculating the filing fee only.  This amount is determined by multiplying 47,630,852 shares of Kos common stock (which represents the number of shares outstanding as of November 2, 2006, the most recent practicable date) by $78.00 per share.

(2) The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for fiscal year 2007, issued September 29, 2006, by multiplying the transaction value by .000107.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐                                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  Third-party tender offer subject to Rule 14d-1.

☐                                   Issuer tender offer subject to Rule 13e-4.

☐                                   Going-private transaction subject to Rule 13e-3.

☐                                   Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) Parthenon Acquisition Corp., a Florida corporation (the “Purchaser”), and wholly owned subsidiary of Abbott Laboratories, an Illinois corporation (“Abbott”), and (ii) Abbott.  This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (including shares subject to vesting or other restrictions, the “Shares”), of Kos Pharmaceuticals, Inc., a Florida corporation (“Kos”), at a purchase price of $78.00 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 14, 2006 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B).

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)           The name of the subject company and the issuer of the securities to which this Schedule TO relates is Kos Pharmaceuticals, Inc., a Florida corporation. Kos’ principal executive offices are located at 1 Cedar Brook Drive, Cranbury, New Jersey 08512-3618. Kos’ telephone number at such address is (609) 495-0500.

(b)           This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of Kos.  Kos has advised Abbott that, on November 2, 2006, there were 47,630,852 Shares outstanding.

(c)           The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) through (c)      This Schedule TO is filed by Abbott and the Purchaser. The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Abbott and the Purchaser” and in Schedule I are incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction”, “Certain Information Concerning Abbott and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Kos,” “Purpose of the Offer; Plans for Kos” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed in this Item 5 between any of Abbott, the Purchaser, or any of their respective affiliates or subsidiaries or any of the persons listed on Schedule I to the Offer to Purchase, on the one hand, and Kos or any of its affiliates, on the other hand, concerning any merger, consolidation or acquisition, a tender offer or other acquisition of securities of Kos, an election of directors of Kos or sale or transfer of a material amount of assets of Kos.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for Kos,” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Abbott and the Purchaser,” “Purpose of the Offer; Plans for Kos,” and “The Transaction Documents” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1)       The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Abbott and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Kos,” “Purpose of the Offer; Plans for Kos” and “The Transaction Documents,” respectively, is incorporated herein by reference.

(a)(2)       The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Kos,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(3)       The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(4)       The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(5)       None.

(b)           The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated November 14, 2006.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press Release issued by Abbott on November 6, 2006, incorporated herein by reference to the Schedule TO-C filed by Abbott on November 6, 2006.
(a)(5)(B)	Summary Advertisement as published in The Wall Street Journal on November 14, 2006.
(a)(5)(C)	Press Release issued by Abbott on November 14, 2006.
(b)	Not applicable.
(d)(1)

Agreement and Plan of Merger, dated as of November 5, 2006, by and among Abbott, Parthenon Acquisition Corp. f/k/a S&G Nutritionals, Inc., a Delaware Corporation and Kos, incorporated herein by reference to the Form 8-K filed by Abbott on November 9, 2006.

(d)(2)

Assignment, Assumption and Amendment Agreement, dated as of November 13, 2006, among Abbott, Parthenon Acquisition Corp., f/k/a S&G Nutritionals, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Abbott, Purchaser and Kos.

(d)(3)

Stock Purchase Agreement, dated as of November 5, 2006, by and between Abbott, Michael Jaharis, Kathryn Jaharis, Steven Jaharis, Daniel Bell and Steven K. Aronoff, incorporated herein by reference to the Form 8-K filed by Abbott on November 9, 2006.

(d)(4)

Shareholders Agreement, dated as of November 5, 2006, by and between Abbott, Michael Jaharis, Mary Jaharis, Kathryn Jaharis, Steven Jaharis, Wilson Point Holdings, LP, Kos Investments, Inc., Cubs Management, LLC, Kos Holdings, Inc., Jaharis Holdings, LLC, Steven Jaharis Generational Trust, 2002 Mary Jaharis Grantor Retained Annuity Trust 2, Michael and Mary Jaharis Alaska Community Property Trust, Kathryn Jaharis and Richard Ledes Joint Account, the Jaharis Family Foundation, Inc. and Michael Steven Jaharis Trust 1, incorporated herein by reference to the Form 8-K filed by Abbott on November 9, 2006.

(g)	Not applicable.
(h)	Not applicable.

Item 13. Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABBOTT LABORATORIES

By	/s/ Thomas C. Freyman
Name: Thomas C. Freyman
Title: Executive Vice President, Finance and Chief Financial Officer
Date: November 14, 2006

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated November 14, 2006.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press Release issued by Abbott on November 6, 2006, incorporated herein by reference to the Schedule TO-C filed by Abbott on November 6, 2006.
(a)(5)(B)	Summary Advertisement as published in The Wall Street Journal on November 14, 2006.
(a)(5)(C)	Press Release issued by Abbott on November 14, 2006.
(b)	Not applicable.
(d)(1)

Agreement and Plan of Merger, dated as of November 5, 2006, by and among Abbott, Parthenon Acquisition Corp. f/k/a S&G Nutritionals, Inc., a Delaware Corporation and Kos, incorporated herein by reference to the Form 8-K filed by Abbott on November 9, 2006.

(d)(2)

Assignment, Assumption and Amendment Agreement, dated as of November 13, 2006, among Abbott, Parthenon Acquisition Corp., f/k/a S&G Nutritionals, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Abbott, Purchaser and Kos.

(d)(3)

Stock Purchase Agreement, dated as of November 5, 2006, by and between Abbott, Michael Jaharis, Kathryn Jaharis, Steven Jaharis, Daniel Bell and Steven K. Aronoff, incorporated herein by reference to the Form 8-K filed by Abbott on November 9, 2006.

(d)(4)

Shareholders Agreement, dated as of November 5, 2006, by and between Abbott, Michael Jaharis, Mary Jaharis, Kathryn Jaharis, Steven Jaharis, Wilson Point Holdings, LP, Kos Investments, Inc., Cubs Management, LLC, Kos Holdings, Inc., Jaharis Holdings, LLC, Steven Jaharis Generational Trust, 2002 Mary Jaharis Grantor Retained Annuity Trust 2, Michael and Mary Jaharis Alaska Community Property Trust, Kathryn Jaharis and Richard Ledes Joint Account, the Jaharis Family Foundation, Inc. and Michael Steven Jaharis Trust 1, incorporated herein by reference to the Form 8-K filed by Abbott on November 9, 2006.

(g)	Not applicable.
(h)	Not applicable.